Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 23-09

Silver North Announces $1.5 million Non-Brokered Private Placement

Not for distribution to United States Newswire Services or for dissemination in the United States

Vancouver, BC, August 29, 2023 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) is pleased to announce a non-brokered private placement of 2.5 million Units and 5 million “Flow-Through” Shares (the “FT Shares”) of the Company at a price of C$0.20 per Unit and $0.20 per FT Share for gross proceeds to the Company of up to $1.5 million (the “Offering”).

The Units will consist of one common share and one-half of a non-transferable common share purchase warrant allowing the holder to buy an addition share for each full warrant held for a period of three years at $0.30 per additional share.

The proceeds from the sale of the Flow-Through Shares will be spent on exploration (“Canadian Exploration Expenditures” as defined by the Income Tax Act of Canada) at the Company’s Haldane Silver Project in the Keno Hill District, Yukon.

Previous drilling on the Haldane Silver Project recently discovered high-grade silver mineralization (including HLD20-19 which intersected 4.48 metres averaging 444 g/t silver, 0.15 g/t gold, 1.5% Pb and 1.3% Zn and hole HLD21-24 which returned 3.14 metres averaging 1,351 g/t silver, 0.08 g/t gold, 2.43% Pb and 2.91% Zn). Mineralization at Haldane resembles that historically mined from Hecla Mining’s Keno Hill District deposits in grade and style. Drilling in 2023 will target the expansion of the West Fault target as well as other targets such as the Bighorn discovery, where the only drill hole to test this target discovered new Keno-style vein mineralization.

Jason Weber, P.Geo., President and CEO of Silver North commented, “We are very pleased with the support from our shareholders and investors for our recent re-branding, and we are eager to advance the exploration programs at Haldane and continue to expand our three target areas and their potential to host high grade silver deposits. We are fortunate to have a strong land position in one of the world’s highest grade silver districts and where there is excellent potential for Silver North to define new deposits that may help supply new and advancing green technologies.”

The closing of the Offering is expected to occur on or about September 20, 2023 and is subject to receipt of all necessary regulatory approvals including the TSX Venture Exchange (the “TSX-V”). Finder’s fees of 7% in cash will be paid to eligible parties. The securities issued with respect to the Offering will be subject to a hold period of four months and one day in accordance with applicable securities laws.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project and the Tim silver project (under option to Coeur Mining, Inc.).  Silver North also holds gold and base metal projects in Yukon Territory, Colorado and Nevada and is actively seeking partners for them. Silver North also holds certain royalties on projects in North and South America.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

Twitter: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.